[redacted]

11015976

UNITED STA
SECURITIES AND EXCHA
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH. D.C.
211
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD
(No. and Street)

FAIRFIELD (City) CT. (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASON H. DIAMOND 203-418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER
Title

Donna Hart
Notary Public DONNA HART

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. and Subsidiaries (the "Company") as of December 31, 2010. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

February 11, 2011

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents (Note)	$ 2,661,496
Securities owned at market value (Note)	11,242,673
Accrued interest receivable	172,508
Loans receivable from employees (Note)	538,551
Other receivables	544,392
Prepaid expenses, etc.	695,230
Secured demand note receivable collateralized by marketable securities (Note)	500,000
Property and equipment, net (Note)	639,596
Investments (Note)	600
Deposits (Note)	168,497
TOTAL ASSETS	$ 17,163,543

See Independent Auditor's Report
And Accompanying Notes To Consolidated Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") and its wholly and partially owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and related financial services. These services are provided to institutions, businesses and individuals throughout the United States. HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly-owned subsidiaries;

Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc.
HJS Incentives, Inc.
Longview, LLC (99% owned partnership)

HJS operates as a securities broker/dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc. provides HUD-insured mortgage banking services. HJS Advisors, Inc., acts as managing member/limited partner in entities in which Longview has an interest, and equity or equity linked investment. Herbert J. Sims Capital Management Inc. is a licensed insurance broker and registered investment advisor.

Longview, LLC, and HJS Incentives, Inc. have various equity, equity linked and debt interests in various senior care and retirement facilities.

All significant intercompany balances and transactions are eliminated in consolidation.

Investment Banking

Investment banking revenues include income and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company, like other firms in the securities industry, purchase and sell securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Investments

The investments in Longview, LLC and HJS Incentives, Inc. are accounted for using the cost method.

Commission Income and Related Clearing Expenses

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement date basis.

Depreciation

The Company provides for depreciation of assets using the straight-line method for financial reporting and income tax purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense was $89,898 for the year. Equipment in the amount of $322,460 has not been placed in service at year end and accordingly has not been depreciated.

Loans Receivable From Employees

The loans, which are interest bearing, are self amortizing with maturities ranging from two to six years.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

Use Of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States Of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $567,141 for the year.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will no be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company accesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. SECURITIES OWNED

Securities owned at December 31, 2010 consists of trading securities at fair value as follows:

Municipal bonds - fixed rate	$ 9,932,679
Corporate bonds	1,309,994
Total	$11,242,673
Municipal bonds - fixed rate (short)	$(89,297)

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

The Company has recorded an unrealized loss of ($96,096) which is included in the income statement.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No. 157 uses a fair value hierarchy and describes three levels used to classify fair measurements:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company.

Cash equivalents consist of investments in money market mutual funds.
Such instruments are classified within level 1 of the fair value hierarchy.

Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be unrated and secondary markets may not exist. The obligations may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

4. Fair Value of Financial Instruments - (Cont.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 1,539,121	$ -	$ -	$ 1,539,121
Securities owned:				
Municipal bonds-fixed rate	$ 9,609,910	$ 279,405	$ 43,364	$ 9,932,679
Corporate bonds	1,239,474	70,520	-	1,309,994
Total	$10,849,384	$ 349,925	$ 43,364	$11,242,673
Receivable from clearing agent US Treasury Notes	$ 106,852	$ -	$ -	$ 106,852
Total	$12,495,357	$ 349,925	$ 43,364	$12,888,646
Liabilities				
Securities sold not yet purchased Municipal bonds-fixed rate	$ 89,297	$ -	$ -	$ 89,297

The following is a reconciliation of the beginning and ending balance for financial assets measured at fair value using level 3 inputs for the year ended December 31, 2010:

	Balance, Beginning of period	Unrealized gain/(loss)	Purchases, issuances, and settlements	Balance, December 31,2010
Assets				
Securities owned:				
Municipal bonds-fixed rate	$ 82,000	$(41,000)	$ 2,364	$ 43,364
Corporate bonds	20,000	-	(20,000)	-
	$ 102,000	$(41,000)	$(17,636)	$ 43,364

5. PAYABLE TO CLEARING AGENT

The Company clears its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3-3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

6. PROPERTY AND EQUIPMENT

Furniture, equipment, leasehold improvements and vehicles at December 31, 2010, consist of the following:

Furniture	$ 319,298
Equipment	640,095
Leasehold improvements	137,315
Vehicles	23,603
	$1,120,311
Less accumulated depreciation	480,715
	$ 639,596

7. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures June 30, 2011. The agreement has been approved by the National Association of Securities, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $593,952 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions of the Company consist of the following:

Current state income taxes	$ 37,109
Deferred income taxes	-0-
TOTAL TAXES	$ 37,109

Deferred income taxes payable of $1,135,000 result from the Company's share of losses of approximately $3,100,000 allocated from the Company's various equity interests in limited liability companies and included in the Company's tax returns for the year ended March 31, 2010.

9. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2010, the Company made a contribution of $29,020 into the plan.

10. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its subsidiaries, HJS Advisors Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management Inc. All intercompany transactions have been eliminated in the consolidation.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December 31, 2010, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey, Minnesota and Texas under agreements extending through August 2018. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2011	$ 369,561
2012	252,361
2013	163,115
2014	241,652
2015	264,405
Thereafter	750,847
	$ 2,041,941

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with various landlords $162,251 as security.

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Montvale, New Jersey under an agreement extending through November 2013. Security in the amount of $6,246 has been deposited with the landlord. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2011	$ 37,476
2012	37,476
2013	34,353
	$109,305

12. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SIMS MORTGAGE FUNDING, INC.	HJS ADVISORS, INC.	HERBERT J. SIMS CAPITAL MANAGEMENT INC.	HJS INCENTIVES, INC.
TOTAL ASSETS	$ 2,461,986	$ 69,626	$ 9,081	-0-
STOCKHOLDERS EQUITY	1,331,620	69,626	8,781	-0-

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2010 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $1,707,000.

14. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

15. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company's net capital and aggregate indebtedness, as defined, were $4,155,175 and $3,190,375 respectively. The net capital ratio was .7678 to 1 or 76.78%. Net capital exceeded requirements by $3,905,175.

16. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Fairfield, Connecticut 06824 and at the regional office of the Commission located at World Financial Center, Room 4300, New York, New York 10281.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

DECEMBER 31, 2010

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g) (1)

To the Board of Directors and stockholder
Herbert J Sims & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Herbert J. Sims & Co., Inc. and subsidiaries (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures

can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

February 11, 2011